As filed with the Securities and Exchange Commission on November 2, 2012

Registration Number 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cereplast, Inc.

(Exact name of registrant as specified in its Charter)

Nevada	91-2154289
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer) Identification No.)

300 N. Continental Blvd., Suite 100

El Segundo California 90245

(310) 615-1900

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Frederic Scheer

300 N. Continental Blvd., Suite 100

El Segundo, CA 90245

(310) 615-1900

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Gregory Sichenzia, Esq.

Marcelle Balcombe, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

(212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of large accelerated filer,” “accelerated filer,” and “smaller reporting company,” in Rule 12b-2 of the Exchange Act. (Check one.)

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount To be Registered	Proposed Maximum Aggregate Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001	20,000,000 shares(2)	$0.18	$3,600,000	$491.04
Common Stock, par value $0.001	2,300,496 shares(3)	$0.18	$ 414,089	$ 56.48
Common Stock, par value $0.001	2,933,333 shares(4)	$0.18	$ 528,000	$ 72.02
Total	25,233,829 shares	$0.18	$4,542,089	$619.54

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, using the average of the high and low prices as reported on the NASDAQ Capital Market on October 26, 2012, which was $0.18 per share.
(2)	Represents shares issuable upon conversion of Series A Preferred Stock.
(3)	Represents shares issuable upon exercise of warrants.
(4)	Represents shares issuable upon conversion of a note.

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2012

PROSPECTUS

25,233,829 shares of common stock

CEREPLAST, INC.

The selling stockholders named in this prospectus are offering to sell up to 25,233,829 shares of common stock of Cereplast, Inc. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.

Our common stock currently trades on the NASDAQ Capital Market under the symbol “CERP.” On November 1, 2012, the last reported sale price for our common stock on the NASDAQ Capital Market was $0.18 per share.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                  , 2012

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, along with other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to ‘incorporate by reference’ information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to effectiveness of the registration statement, and (ii) after the date of this prospectus, until the selling Stockholder sells all of our securities registered under this prospectus.

•	our annual report on Form 10-K/A for the fiscal year ended December 31, 2011, filed with the SEC on April 30, 2012;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 15, 2012;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2012, filed with the SEC on August 14, 2012;

•

our current reports on Form 8-K filed with the SEC on January 20, 2012, February 13, 2012, February 27, 2012, March 9, 2012, April 16, 2012, May 1, 2012, May 4, 2012, May 15, 2012, June 6, 2012, July 5, 2012, July 26, 2012, August 9, 2012, August 31, 2012, September 4, 2012, and October 19, 2012;

•	our preliminary proxy statement on Schedule 14A filed with the SEC on October 19, 2012;

•	the description of our common stock, which is contained in the registration statement on Form 8-A filed with the SEC on April 9, 2010 (File No. 001-34689).

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: Frederic Scheer, 300 N. Continental Blvd., Suite 100, El Segundo, California, telephone number (310) 615-1900.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” before deciding to invest in our common stock. The terms “Cereplast,” the “Company,” “we,” “our” or “us” in this prospectus refer to Cereplast, Inc. and its subsidiaries, unless the context suggests otherwise.

ABOUT CEREPLAST

We have developed and are commercializing proprietary bio-based resins through two complementary product families: Cereplast Compostables ® resins which are compostable, renewable, ecologically sound substitutes for petroleum-based plastics, and Cereplast Sustainables™ resins (including the Cereplast Hybrid Resins product line), which replaces up to 90% of the petroleum-based content of traditional plastics with materials from renewable resources. Our resins can be converted into finished products using conventional manufacturing equipment without significant additional capital investment by downstream converters.

The demand for non-petroleum based, clean and renewable sources for materials, such as bioplastics, and the demand for compostable/biodegradable products are being driven globally by a variety of factors, including fossil fuel price volatility, energy security and environmental concerns. These factors have led to increased spending on clean and renewable products by corporations and individuals as well as legislative initiatives at national, state and local level.

We are a full-service resin solution provider uniquely positioned to capitalize on the rapidly increasing demand for sustainable and environmentally friendly alternatives to traditional plastic products.

We primarily conduct our operations through two product families:

•

Cereplast Compostables ® resins are compostable and bio-based, ecologically-sound substitutes for petroleum-based plastics targeting primarily compostable bags, single-use food service products and packaging applications. We offer 13 commercial grades of Compostables resins in this product line. These resins are compatible with existing manufacturing processes and equipment making them a ready substitute for traditional petroleum-based resins. We commercially introduced our Compostables line in November 2006.

•

Cereplast Sustainables™ resins are partially or fully bio-based, ecologically sound substitutes for fully petroleum-based plastics targeting primarily durable goods, packaging applications. We offer six commercial grades of Sustainable resins in this product line. These resins are compatible with existing manufacturing processes and equipment, making them a ready substitute for traditional petroleum-based resins. We commercially introduced our Sustainable line in late 2007 under the name “Cereplast Hybrid Resins ® .”

•

Cereplast Hybrid Resins ® products replace up to 55% of the petroleum content in conventional plastics with bio-based materials such as industrial starches sourced from plants. The Hybrid resins line is designed to offer similar properties to traditional polyolefins such as impact strength and heat deflection temperature, and is compatible with existing converter processes and equipment. The Cereplast Hybrid Resins ® line provides a viable alternative for brand owners and converters looking to partially replace petroleum-based resins in durable goods applications. Hybrid resins address this need in a wide range of markets, including automotive, consumer goods, consumer electronics, medical, packaging, and construction. We commercially introduced our first grade of Hybrid resin, Hybrid 150, at the end of 2007. We currently offer four commercial grades in this product line.

•

Cereplast Algae Plastic ® resins. In October of 2009 we announced that we have been developing a new technology to transform algae into bioplastics and intend to launch a new resin family containing algae-based materials that will complement our existing line of resins. The first commercial product with Cereplast Algae Plastic ® resin is now being produced and sold as part of our Sustainables resin family. We believe that it is important to enhance research on non-food crops as we expect a surge in demand in bioplastics in future years, thus potentially creating pressure on food crops. Algae are the first non-food crop project that we have introduced and our R&D department is contemplating the development of additional non-food crop based materials in future years.

Our patent portfolio is currently comprised of six patents in the United States, one Mexican patent, and eight pending patent applications in the U.S. and abroad. Our trademark portfolio is currently comprised of approximately 45 registered marks and 21 pending applications in the U.S. and abroad.

We are a Nevada corporation with our principal executive offices are located at 300 Continental Blvd., Suite 100, El Segundo, California. Our telephone number is (310) 615-1900. Our website is located at www.cereplast.com. Information contained on, or that can be accessed through, our website is not part of this prospectus supplement.

ABOUT THIS OFFERING

Horizon Loan Agreement Transaction

On December 21, 2010, we entered into a Venture Loan and Security Agreement (the “Horizon Loan Agreement”) with Compass Horizon Funding Company, LLC. The Horizon Loan Agreement provided for a total loan commitment of $5.0 million, comprised of Loan A and Loan B, each in the amount of $2.5 million. Loan A was funded at closing on December 21, 2010 and had an initial maturity date of 39 months after the date of funding. Loan B was funded on February 17, 2011 and also had an initial maturity date of 39 months after the date of funding.

On June 29, 2012, we entered into an amendment to the Horizon Loan Agreement (the “Horizon Loan Agreement Amendment”) pursuant to which, among other things, the maturity date of Loan A and Loan B was extended to August 1, 2014. In connection with the Horizon Loan Agreement Amendment, we issued to Horizon Credit I LLC, as successor in interest to Compass Horizon Funding Company LLC, warrants to purchase 225,000 shares of our common stock at an exercise price of $0.01 per share (the “Horizon Warrants”). The Horizon Warrants have a seven year term and may be exercised on a cashless basis.

JMJ Note Transaction

On June 26, 2012, we entered into a securities purchase agreement, and on August 7, 2012, we entered into an addendum thereto (as amended, the “JMJ Purchase Agreement”) with JMJ Financial (“JMJ”), pursuant to which, on June 26, 2012, we issued to JMJ a promissory note in the principal amount of $1.1 million, of which $300,000 was funded by JMJ on June 26, 2012, an additional $100,000 was funded by JMJ on August 7, 2012, and JMJ may fund up to an additional $700,000 in such amounts and on such dates as it may determine in its sole discretion (the remaining $100,000 of the JMJ Note represents a 10% original issue discount). Repayment of principal (including the funded amount plus the 10% original issue discount applicable to such funded amount) on the JMJ Note is due 180 days from the date of each funding. The JMJ Note is convertible into shares of our common stock at a variable conversion price equal to 80% of the average of the three lowest closing prices for our common stock during the 20 days prior to the conversion date. We are only required to repay the amount funded under the JMJ Note (plus applicable original issue discount for such funded amount). In connection with the issuance of the JMJ Note, on June 26, 2012, we issued to JMJ warrants to purchase 1,415,094 shares of common stock with an exercise price of $0.212 (the “June JMJ Warrants”), and on August 7, 2012, we issued to JMJ warrants to purchase 471,698 shares of common stock with an exercise price of $0.212 (the “August JMJ Warrants”, and together with the June JMJ Warrants, the “JMJ Warrants”). The number of shares issuable upon exercise of the JMJ Warrants, and the exercise price of the JMJ Warrants, is subject to certain adjustments, including in the event of subsequent equity issuances by the Company. Pursuant to such adjustments, an aggregate of 2,075,496 shares are currently issuable upon exercise of the JMJ Warrants and the current exercise price is $0.192725. The JMJ Warrants have a term of four years (which term will be automatically extended for an additional two years if any of the JMJ Warrants remain unexercised at the end of such four year term) and, if after six months from issuance there is no effective registration statement covering the shares issuable upon exercise of the JMJ Warrants, may be exercised on a cashless basis.

Ironridge Purchase Agreement Transaction

On August 24, 2012, the Company entered into a Stock Purchase Agreement (the “Ironridge Purchase Agreement”) with Ironridge Technology Co., a division of Ironridge Global IV, Ltd (“Ironridge”), pursuant to which Ironridge agreed to purchase from the Company, and we agreed to sell to Ironridge (subject to the terms and conditions set forth therein), an aggregate of $5,000,000 of Series A Preferred Stock at a price of $10,000 per share of Series A Preferred Stock.

The initial closing under the Ironridge Purchase Agreement, pursuant to which the Company sold to Ironridge 30 shares of Series A Preferred Stock for a purchase price of $300,000, occurred on August 24, 2012 (the “Initial Closing”). Subsequent closings under the Ironridge Purchase Agreement (“Subsequent Closings”) will occur in tranches of 25 shares of Series A Preferred Stock, on the first day of each calendar month (or earlier, at the Company’s option), following satisfaction of certain conditions set forth in the Ironridge Purchase Agreement including a registration statement, covering at least twice the number of shares reasonably necessary for the conversion of all shares of Series A Preferred Stock then outstanding and to be issued at such Subsequent Closing, being current and effective, at least $1 million in aggregate trading volume since the prior closing under the Ironridge Purchase Agreement, and approval by the Company’s shareholders of the issuance of shares of common stock in excess of 20% of the amount of common stock issued and outstanding as of August 24, 2012.

In connection with the Ironridge Purchase Agreement, on August 24, 2012, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock (“Certificate of Designation”) with the Secretary of State of Nevada. Under the Certificate of Designation, the Series A Preferred Stock ranks senior with respect to dividend and rights upon liquidation to the Company’s common stock and junior to all existing and future indebtedness. Except as otherwise required by law (or with respect to approval of certain actions), the Series A Preferred Stock shall have no voting rights. Holders of Series A Preferred Stock are entitled to cumulative dividends at a rate of 2.5% per annum when and if declared by the Board of Directors in its sole discretion.

The Series A Preferred Stock may be converted into share of common stock of the Company at the option of the Company (subject to the satisfaction of certain Equity Conditions set forth in the Certificate of Designation, or if the closing price of the common stock exceeds 200% of the conversion price of $0.25 for any 20 consecutive trading days) or the holder. In the event of a conversion at the election of the holder or the Company, the Company shall issue to the holder such number of shares of common stock equal to (a) the Early Redemption Price (as defined in the Certificate of Designation), multiplied by (b) the number of shares being converted, divided by (c) the conversion price of $0.25.

Unless the Company has received the approval of the holders of a majority of the Series A Preferred Stock then outstanding, the Company may not (i) alter or change adversely the powers, preferences or rights of the holders of the Series A Preferred Stock or alter or amend the Certificate of Designation; (ii) authorize or create any class of stock ranking senior as to distribution of dividends senior to the Series A Preferred Stock; (iii) amend its certificate of incorporation in breach of any provisions of the Certificate of Designation; (iv) increase the authorized number of Series A Preferred Stock; or (v) liquidate, or wind-up the business and affaires of the Corporation or effect any Deemed Liquidation Event, as defined in the Certificate of Designation.

Upon or after 18 years after the Issuance Date, the Company will have the right to redeem 100% of the Series A Preferred Stock at a price of $10,000 per share plus any accrued and unpaid dividends (the “Corporation Redemption Price”). The Company is also permitted to redeem the Series A Preferred Stock at any time after issuance at price per share equal to the sum of the following: (a) the Corporation Redemption Price, plus (b) the Embedded Derivative Liability (as defined in the Certificate of Designation), less (c) any dividends that have been paid. The Certificate of Designation also provides for mandatory redemption if the Company determines to liquidate, dissolve or wind-up its business or effects any Deemed Liquidation Event.

In connection with the Ironridge Purchase Agreement, the Company entered into a Registration Rights Agreement, pursuant to which the Company agreed to register the shares of common stock issuable upon conversion of the shares of Series A Preferred Stock issuable under the Ironridge Purchase Agreement. The Company agreed to file such registration statement on or before October 31, 2012 and to use its best efforts to have such registration statement declared effective on or before the 90th day after October 31, 2012 (subsequently extended to November 2, 2012).

This prospectus includes (i) 225,000 shares of common stock issuable upon exercise of the Horizon Warrants, (ii) 2,933,333 shares of common stock issuable upon conversion of $440,000 principal amount of the JMJ Note (representing the funded amount of $400,000 plus $40,000 of original issue discount, at a conversion price of $0.15), (iii) 2,075,496 shares of common stock issuable upon exercise of the JMJ Warrants, (iv) 1,200,000 shares of common stock issuable upon conversion of the shares of Series A Preferred Stock issued at the Initial Closing under the Ironridge Purchase Agreement, and (v) 18,800,000 shares of common stock issuable upon conversion of Series A Preferred Stock issuable at Subsequent Closings under the Ironridge Purchase Agreement.

Common stock outstanding prior to the offering	30,684,907 *

Common stock offered by the selling stockholders	25,233,829

Common stock to be outstanding after the offering	55,918,736**

Use of proceeds	We will not receive any proceeds from the sale of the securities hereunder. See “Use of Proceeds” for a complete description.

*	As of October 15, 2012.
**	Assumes exercise of the Horizon Warrants and JMJ Warrants, conversion of the $440,000 principal amount of the JMJ Note, and issuance and conversion of all shares of Series A Preferred Stock issuable under the Ironridge Purchase Agreement.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Relating to Our Business

We have incurred net losses since inception.

We have a history of operating losses and have incurred significant net losses in each fiscal quarter since our inception. For the six months ended June 30, 2012 and 2011, we had net revenues of $0.3 million and $14.8 million and incurred net losses of $6.3 million and $4.1 million, respectively. For the years ended December 31, 2011 and 2010, we had net revenues of $20.3 million and $6.3 million, respectively and incurred net losses of $14.0 million and $7.5 million, respectively.

We will need to generate significant additional revenue to achieve profitability. While management believes that we may achieve profitability in the second part of 2013, there can be no assurance that we will do so. Our ability to generate and sustain significant additional revenues or achieve profitability will depend upon numerous factors outside of our control, including the market acceptance of our bio-based resins, future cost trends for our key raw materials and competitive products and general economic conditions.

We have a limited operating history, which makes it difficult to evaluate our financial performance and prospects.

We commenced the marketing and commercial sale of our products within the past three years and continue to develop and launch new bio-based resins. We are, therefore, subject to all of the risks inherent in a new business enterprise, as well as those inherent in a rapidly developing industry. Our limited operating history makes it difficult to evaluate our financial performance and prospects. There can be no assurance that in the future we will generate revenues, operate profitably or that we will have adequate working capital to meet our obligations as they become due. Because of our limited financial history, we believe that period-to-period comparisons of our results of operations will not be meaningful in the short term and should not be relied upon as indicators of future performance.

Our revenues are highly dependent on customers primarily located in the Europe. Worsening economic conditions or factors negatively affecting the economic health of Europe could reduce our revenues and thus adversely affect our results of operations.

The current financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results until economic conditions in Europe improve and the prospects of national debt defaults in Europe decline. We derive a significant portion of our revenues from customers in Europe, from whom we have experienced a decline in product sales since September 2011. If the European economies further weaken or slow, demand and pricing for our products may be depressed and our customers may reduce or postpone purchases of our products, which may in turn negatively affect our revenues and opportunities for profitability. Any loss of revenues from our major customers could materially affect our business. To the extent that these adverse economic conditions continue or worsen, our business will be negatively affected.

In the current economic environment we will be required to raise additional capital to fund our research and development efforts, marketing programs, as well as our continuing operations and have been successful at doing so.

Our capital requirements depend on several factors, including:

•	the speed at which our products are accepted into the market;

•	the level of spending required to increase and enhance manufacturing capacity;

•	costs of recruiting and retaining qualified personnel; and

•	the level of research and development and market commercialization spending.

Additional capital may be required to continue funding our research and development efforts as well as our continuing operations. Volatility in the financial markets and the weakened global economy, together with the downgrade of the U.S. credit rating and ongoing European debt crisis, have contributed to the current uncertain economic climate. The ongoing credit and liquidity crisis has greatly restricted the availability of capital and has caused the cost of capital (if available) to be much higher than it has traditionally been. Therefore, we have no assurance that we will have further access to credit or capital markets at desirable times or at rates that we would consider acceptable, and the lack of such funding could have a material adverse effect on our business, results of operations and financial condition and our flexibility to react to changing economic and business conditions. There can be no assurance that additional sources of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our research and development efforts, take advantage of opportunities, develop products or technologies or otherwise respond to competitive pressures will be impaired.

The current uncertainty in global economic conditions could negatively affect our operating results.

The current uncertainty in global economic conditions may result in a further slowdown to the global economy that could affect our business by reducing the prices that our customers may be able or willing to pay for our products or by reducing the demand for our products. Distress in the financial markets also has a negative impact on our distributor customers by affecting their access to liquidity or trade credit which impacts their ability to timely pay their outstanding balances to us. The current downturn in the economy may continue to affect consumer purchases of our product and adversely impact our results of operations and continued growth.

The commercial success of our business depends on the widespread market acceptance of products manufactured with our bio-based resins.

Although there is a developed market for petroleum-based plastics, the market for plastics produced with our environmentally friendly bio-based resins is still developing. Our success depends in part on consumer acceptance of these plastic products as well as the success of the commercialization of plastics produced with our bio-based resins by third parties. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our product in the plastics market. The traditional plastics market sector is well-established with entrenched competitors with whom we must compete. Pricing for traditional plastics has been highly volatile in recent years and moved rapidly from conditions which are more supportive of bioplastics to environments which are less favorable (like the present). While we expect to be able to command a premium price for our environmentally sustainable products, a widening gap in the pricing for bioplastics versus petroleum-based plastics may reduce the size of our addressable market.

We may not be successful in protecting our intellectual property and proprietary rights and may be required to expend significant amounts of money and time in attempting to protect these rights. If we are unable to protect our intellectual property and proprietary rights, our competitive position in the market could suffer.

Our intellectual property consists of patents, copyrights, trade secrets, trade dress and trademarks. Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies, brands and products in the U.S. and in other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems may be caused by, among other factors, a lack of rules and methods for defending intellectual property rights.

The enforceability of patent positions cannot be predicted with certainty. We will apply for patents covering both our technologies and our products, if any, as we deem appropriate. Patents, if issued, may be challenged, invalidated or circumvented. There can be no assurance that no other relevant patents have been issued that could block our ability to obtain patents or to operate as we would like. Others may independently develop similar technologies or may duplicate technologies developed by us. Our future commercial success requires us not to infringe on patents and proprietary rights of third parties, or breach any licenses or other agreements that we have entered into with respect to our technologies, products and businesses. If we were to be sued for patent infringement, we might be subject to significant damages, enjoined from continuing certain businesses, or required to enter into a license agreement. There is no guarantee that such a license would be available at all or available on reasonable terms. If we were to breach any of our existing license agreements, the licensor might exercise its right to terminate the agreement, and if sued, we might be subject to damages.

We are not currently a party to any litigation with respect to any of our patent positions. However, if we become involved in litigation or interference proceedings declared by the U.S. Patent and Trademark Office, or other intellectual property proceedings outside of the U.S., we might have to spend significant amounts of money to defend our intellectual property rights. If any of our competitors files patent applications or obtains patents that claim inventions or other rights also claimed by us, we may have to participate in interference proceedings declared by the relevant patent regulatory agency to determine priority of invention and our right to a patent of these inventions in the U.S. Even if the outcome is favorable, such proceedings might result in substantial costs to us, including from (i) significant legal fees and other expenses, (ii) diversion of management time and (iii) disruption of our business. Even if successful on priority grounds, an interference proceeding may result in loss of claims based on patentability grounds raised in the interference proceeding. Uncertainties resulting from initiation and continuation of any patent or related litigation also might harm our ability to continue our research or to bring products to market.

An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions would undercut or invalidate our intellectual property position. An adverse ruling also could subject us to significant liability for damages, prevent us from using certain processes, products, or brand names, or require us to enter into royalty or licensing agreements with third parties. Furthermore, necessary licenses may not be available to us on satisfactory terms, or at all.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

To protect our proprietary technologies and processes, we rely on trade secret protection as well as on formal legal devices such as patents. Although we have taken security measures to protect our trade secrets and other proprietary information, these measures may not provide adequate protection for such information. Our policy is to execute confidentiality and proprietary information agreements with each of our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that technology conceived by the individual in the course of rendering services to us shall be our exclusive property. Even though these agreements are in place there can be no assurances that trade secrets and proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. Costly and time-consuming litigation might be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection might adversely affect our ability to continue our research or bring products to market.

Given our limited resources, we may not effectively manage our growth.

Our growth and expansion plan, which includes targeting high-growth segments with commercial products, supporting converter partners and working with brand owners in the adoption of bio-based plastics to enlarge our customer base, expanding our manufacturing capabilities, strengthening our product leadership by developing new formulations in conjunction with customer demands and pursuing strategic alliances, requires significant management time and operational and financial resources. There is no assurance that we have the necessary operational and financial resources to manage our growth. This is especially true as we expand facilities and manufacture our products on a larger commercial scale. In addition, rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Failure to adequately manage our growth could have a material and adverse effect on our business, results of operations, financial condition and the quoted price of our common stock.

Established product manufacturers could improve their ability to recycle their existing products or develop new environmentally preferable products which could render our technology less competitive.

Several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of their products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we compete.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours.

A number of companies, including BASF, DuPont, Novamont, NatureWorks and Telles have introduced or are in the process of introducing both bio-based resins and/or compostable synthetic-based resins. We view the threat from this competition is low. Just as a wide variety of different petroleum-based polymers and resins currently serve the needs of the plastic market, we believe that the various resins and polymers offer different properties and are targeted at different applications, making them more complementary and thus broadening the universe of applications for bio-based and compostable plastics.

We rely on prime grade PLA supplied from NatureWorks, LLC in manufacturing some of our Compostables resins. If we lose NatureWorks, LLC as a supplier, the price of these resins may increase or the introduction and market acceptance of these resins may be delayed and our results of operations could be materially adversely affected.

We have entered into a supply agreement with NatureWorks to supply prime grade PLA for some of our raw material needs. NatureWorks, LLC, currently produces the majority of the prime grade PLA in the U.S., and we currently rely on NatureWorks, LLC for a substantial portion of our PLA requirements. For the year ended December 31, 2011, PLA accounted for 10.8% of our total cost of goods sold. If we lose NatureWorks, LLC as a supplier or if NatureWorks, LLC fails to perform its obligations under our supply agreement, it could delay the commercial introduction, hinder market acceptance of these resins and increase the cost of these resins and our results of operations could be materially adversely affected. We continue to develop alternative feedstock to PLA and evaluate additional PLA sources to support some of our Compostables® Resins, which incorporate prime grade PLA. Cereplast Hybrid Resins® do not depend on PLA.

Fluctuations in the costs of our raw materials and competitive products could have an adverse effect on our results of operations and financial condition.

Our results of operations are directly affected by the cost of our raw materials. Our Compostables Resins are based in large part on PLA, a renewable polymer manufactured from an agricultural feedstock (corn sugar). Our ability to offset the effect of raw material prices by increasing sales prices is uncertain. A further increase in the price differential between agricultural –based raw materials relative to petroleum-based plastics could have a negative impact on our results of operations and financial position. Historically, a primary driver for the growth of the bioplastics market has been the rising and increasingly volatile cost of oil, which has narrowed the cost gap between traditional and bio-based plastics, and expectations of sustained large hydrocarbon price increases over the long term which would further enhance the competitiveness of our products. Prices and demand for traditional plastics have collapsed in recent months due to global economic conditions; this in turn has affected the interest in bioplastics by certain market sectors and reduced our relative competitiveness.

We have a large accounts receivable balance, any default in payment by one or more customers could adversely impact our results of operations, financial condition and liquidity.

As of December 31, 2011, we had an aggregate amount of $20.9 million in accounts receivable. Our European customers account for $19.5 million or 93.6% of our accounts receivable balance with average days outstanding of 352. One large European customer accounting for $7.6 million, or 36% of our receivables, is past due. We have another large European customer with $6.1 million or 29% of our receivable balance. We believe both of these customers have possession of unsold products in their inventory and that we could assist them to monetize these products for repayment of their outstanding receivable balances.

The current financial crisis in Europe and the general economic downturn has resulted in longer payment cycles in excess of management’s expectations. If financial or credit conditions worsen in Europe, we may continue to experience difficulties collecting these outstanding balances from our European customers. If these customers were to become insolvent or otherwise be unable or unwilling to make timely payments for any reason, our business, results of operation, financial condition and liquidity will be adversely affected. As a result of the deterioration in economic conditions in Europe and the slow payment by some of our European customers, we have increased our allowance for doubtful accounts by $5.3 million during 2011 and $0.5 million to date during 2012 to reflect management’s assessment of the credit risk associated with these customer balances. If there is additional deterioration in European economic conditions or additional delays or unwillingness of our customers to pay amounts due to us, such allowance will increase.

During the year ended December 31, 2011, we had three significant customers that accounted for approximately 80% of net sales. The loss of these customers could adversely affect our sales and profitability.

During the year ended December 31, 2011, three customers accounted for approximately 80% of our net sales. If these customers elect not to continue purchasing products from us, we may not be able to find other customers whose requirements for our products are as significant. Accordingly, the loss of these significant customers may adversely affect our business, prospects, financial condition and results of operations.

Our operations are subject to regulation by the U.S. Food and Drug Administration.

The manufacture, sale and use of resins are subject to regulation by the U.S. FDA. The FDA’s regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.

We believe that our resins are in compliance with all FDA requirements. However, failure to comply with FDA regulations could subject us to administrative, civil or criminal penalties.

Regulatory changes applicable to us, or the products in our end-use markets, could adversely affect our financial condition and results of operations.

We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local regulations. Changes in those regulations could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

We may be liable for damages based on product liability claims brought against our customers in our end-use markets.

Many of our products may provide critical performance attributes to our customers’ products that will be sold to end users who could potentially bring product liability suits in which we could be named as a defendant. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the competitive markets in which we operate will continue to depend to a significant extent on our leadership and other key management and technical personnel. We may not be able to retain our current management personnel or to recruit qualified individuals to join our management team. The loss of any key individual could have a material and adverse effect on our business.

Disruptions of continuous operation of our Seymour bioplastic production facility could materially and adversely affect our results of operations.

In March 2010, we completed our transfer of operations to our manufacturing facility in Seymour, Indiana. Phase I of the development of the Seymour plant included approximately 50 million pounds of annual capacity of bio-resin and was fully implemented in 2009. This Phase was mechanically completed and includes major supply contracts for operations on a continuous basis. Phase II was completed in March 2010, which encompassed the consolidation of all core manufacturing activities from our Hawthorne plant to the Seymour plant resulting in significant cost, productivity and quality enhancements. If there is any interruption in the operation of our Seymour plant, our sales and results of operations will be materially adversely affected. Further expansions will depend on growth in market demand.

Downturns in general economic conditions could adversely affect our profitability.

Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and gross margins. Future economic conditions may not be favorable to our industry. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could adversely affect sales of our products and our profitability and could also result in impairments of certain of our assets.

We may be unable to satisfy the conditions for sales of common stock in Subsequent Closings under the Ironridge Purchase Agreement.

Under the Ironridge Purchase Agreement, our right to sell shares of common stock to Ironridge in Subsequent Closings is subject to certain conditions, including $1 million in aggregate trading volume since the prior closing under the Ironridge Purchase Agreement and shareholder approval of the issuance of shares of common stock in excess of 20% of the amount of shares of common stock issued and outstanding as of August 24, 2012. There is no assurance such conditions will be met. If we fail to satisfy the conditions for Subsequent Closings under the Ironridge Purchase Agreement, we will be unable to sell additional shares of common stock under the Ironridge Purchase Agreement, which would negatively affect our financial condition.

Risks related to our common stock

We may fail to qualify for continued listing on the NASDAQ Capital Market which could make it more difficult for investors to sell their shares.

In April 2010, our common stock was approved for listing on the NASDAQ Capital Market and continues to be listed on the NASDAQ Capital Market. There can be no assurance that trading of our common stock on such market will be sustained or that we can meet NASDAQ’s continued listing standards. On March 7, 2012, we were advised by NASDAQ that we were non-compliant with the audit committee requirement as a result of the resignation of Petros Kitsos from our Company’s Board of Directors. On March 5, 2012, our Board of Directors appointed Frank Hunt to serve on the audit committee, effective April 1, 2012. On April 3, 2012, we were advised by NASDAQ that we were in compliance with the audit committee requirement for continued listing.

On May 1, 2012, the Company received notice from NASDAQ that the Company’s securities do not meet NASDAQ’s Listing Rule 5550(a)(2) minimum bid price requirement. Under the Listing Rules the Company has a period of 180 days to regain compliance. On October 31, 2012, the Company received notification from NASDAQ that its deadline to regain compliance has been extended to April 29, 2013.

In the event that our common stock fails to qualify for continued inclusion, our common stock could thereafter be quoted on the OTC Bulletin Board or the Pink Sheets. Under such circumstances, shareholders may find it more difficult to sell, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers such as financial institutions, hedge funds and other similar investors.

Our common stock may be affected by limited trading volume and price fluctuations which could adversely impact the value of our common stock.

Trading in our common stock can fluctuate significantly and there can be no assurance that an active trading market will either develop or be maintained. Our common stock is expected to continue to experience significant price and volume fluctuations. This trading activity could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to periodically enter the market in the belief that our stock price will decline in the future. We cannot predict the actions of market participants or the stock market as a whole. We can offer no assurances that the market for our common stock will be stable or that our stock price will fluctuate in a manner that is consistent with our operating results.

We have not and do not anticipate paying any dividends on our common stock.

We have paid no dividends on our common stock to date and it is not anticipated that any dividends will be paid to holders of our common stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. As an investor, you should take note of the fact that a lack of a dividend can further affect the market value of our stock, and could significantly affect the value of any investment in our Company.

The rights of the holders of common stock have been impaired by the issuance of preferred stock and may be further impaired by the potential future issuance of preferred stock.

We are authorized to issue up to 5,000,000 shares of blank check preferred stock of which 1,000 shares have been designated as Series A Preferred Stock, of which 30 shares are issued and outstanding. The Series A Preferred Stock ranks senior to the common stock with respect to dividend rights and rights upon liquidation.

Furthermore, our board of directors has the right, without stockholder approval, to issue additional preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock, which could be issued with the right to more than one vote per share, and could be utilized as a method of discouraging, delaying or preventing a change of control. The possible negative impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any additional series of preferred stock, we may issue such shares in the future.

FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. For example, assumptions that could cause actual results to vary materially from such future results include, but are not limited to, our ability to successfully develop and market our products to customers; our ability to generate customer demand for our products in our target markets; the development of our target markets and market opportunities; our ability to manufacture suitable products at competitive cost; market pricing for our products and for competing products; the extent of increasing competition; technological developments in our target markets and the development of alternate, competing technologies in them; and sales of shares by existing shareholders. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Unless we are required to do so under US federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any of the proceeds resulting from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

Below is information with respect to the beneficial ownership of our securities by the selling stockholders as of October     , 2012. Except as described below, the selling stockholders do not have, and have not had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities, during the past three years. None of the selling stockholders is a broker-dealer of affiliate of a broker-dealer. See “Plan of Distribution” for additional information about the selling stockholders and the manner in which the selling stockholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shares voting or investment power of that security, and includes option that are currently exercisable or exercisable within 60 days. Our registration of these securities does not necessarily mean that the selling stockholders will sell any or all of the securities covered by this prospectus. The percentages for the selling stockholders are based on 30,684,907 shares of common stock, plus the additional shares that the selling stockholders are deemed to beneficially own as set forth in the table.

The selling stockholders may sell all, some or none of their securities in this offering. See “Plan of Distribution.”

Name and address of selling stockholder	Number of shares beneficially owned prior to offering	Number of shares offered	Number of shares owned after offering (4)	Percentage of shares owned after offering
Ironridge Technology Co., a division of Ironridge Global IV, Ltd. (1) Harbour House, Waterfront Drive PO Box 972, Road Town Tortola, British Virgin Islands	1,200,000 (2)	20,000,000 (3)	0	0%
Horizon Credit I, LLC (5)	225,000	225,000 (6)	0	0%
JMJ Financial (7) 402 West Broadway Suite 1400 San Diego, CA 92101	5,008,829	5,008,829 (8)	0	0%

(1)	Peter Cooper has voting and investment power over the securities owned by the selling stockholder. For so long as the selling stockholder holds any shares of Series A Preferred Stock or common stock, it is prohibited from, among other actions: (1) voting any shares of common stock owned or controlled by it, exercising any dissenter’s rights, executing or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities, alone or together with any other person, which would result in it and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management, (e) material changes in the capitalization or dividend policy, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control by any person or entity, (h) causing a class of securities to be delisted, (i) causing a class of equity securities to become eligible for termination of registration; or (3) any actions similar to the foregoing.
(2)	Represents shares issuable upon conversion of the shares of Series A Preferred Stock issued at the Initial Closing under the Ironridge Purchase Agreement.
(3)	Represents 1,200,000 shares issuable upon conversion of the shares of Series A Preferred Stock issued at the Initial Closing under the Ironridge Purchase Agreement with the selling stockholders and 18,800,000 shares issuable upon conversion of shares of Series A Preferred Stock issuable at Subsequent Closings.
(4)	Assumes all shares offered are sold.
(5)	Robert D. Pomeroy, CEO has voting and investment power over the securities owned by the selling stockholder.
(6)	Represents shares issuable upon exercise of the Horizon Warrants.
(7)	Mr. Justin Keener has voting and investment power over the securities owned by the selling stockholder.
(8)	Represents (i) 2,933,333 shares issuable upon conversion of $440,000 principal amount of the JMJ Note, and (ii) 2,075,496 shares issuable upon exercise of the JMJ Warrants.

PLAN OF DISTRIBUTION

The selling stockholders of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for Purchaser of shares, from Purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out its short position, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may be deemed underwriters within the meaning of the Securities Act and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed five percent (5%).

Company is required to pay certain fees and expenses incurred by Company incident to the registration of the shares. Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or

(ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cereplast, Inc. as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 appearing in Cereplast, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2011, have been audited by HJ Associates & Consultants, LLP, Cereplast, Inc.’s independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. The Company’s articles of incorporation implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:

•

The Company shall indemnify all its directors and officers to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes or any other law then in effect or as it may hereafter be amended. The Company shall indemnify each of its present and future directors and officers who becomes a party or is threatened to be made a party to any suit or proceeding, against expenses, including, but not limited to, attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

•

The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company as they are incurred and in advance of the final disposition of the foregoing actions, if such person undertakes to repay said expenses if it is ultimately determined by a court that he is not entitled to be indemnified by the Company, meaning, a final adjudication establishes that the person’s acts or omissions involved a breach of any fiduciary duties, where applicable, intentional misconduct, fraud or a knowing violation of the law which was material to the cause of action.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses, other than underwriting discounts and commissions, payable by Cereplast, Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee:

Securities and Exchange Commission Registration Fee	$620
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	50,000
Miscellaneous	5,000

Total	$65,620

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. The Company’s articles of incorporation implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:

•

The Company shall indemnify all its directors and officers to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes or any other law then in effect or as it may hereafter be amended. The Company shall indemnify each of its present and future directors and officers who becomes a party or is threatened to be made a party to any suit or proceeding, against expenses, including, but not limited to, attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

•

The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company as they are incurred and in advance of the final disposition of the foregoing actions, if such person undertakes to repay said expenses if it is ultimately determined by a court that he is not entitled to be indemnified by the Company, meaning, a final adjudication establishes that the person’s acts or omissions involved a breach of any fiduciary duties, where applicable, intentional misconduct, fraud or a knowing violation of the law which was material to the cause of action.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

Exhibit Number	Description of Document

4.1	Articles of Incorporation of the Company (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005)

4.2	Certificate of Amendment to the Articles of Incorporation dated July 19, 2004 (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005)

4.3	Certificate of Amendment to the Articles of Incorporation dated July 19, 2004 (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005)

4.4	Certificate of Amendment to the Articles of Incorporation dated March 18, 2005 (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005)

4.5	Certificate of Amendment to the Articles of Incorporation filed January 6, 2010 (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on January 8, 2010)

4.6	Certificate of Designation of Series A Preferred Stock (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on August 31, 2012)

4.7	Bylaws (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005)

4.8	Amendment to Bylaws (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on December 28, 2009)

5.1	Opinion of Sichenzia Ross Friedman Ference LLP*

23.1	Consent of HJ Associates & Consultants, LLP*

23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)*

*	Filed herewith

ITEM 17. UNDERTAKINGS

1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (B)(1)(i) and (B)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. The undersigned registrant hereby undertakes that, for the purposes of determining liability to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on November 2, 2012.

Cereplast, Inc.

By:	/s/ Frederic Scheer
Frederic Scheer
Chairman and Chief Executive Officer (Principal Executive Officer,)

/s/ Michael Okada
Michael Okada
Vice President, Chief Accounting Officer and Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederic Scheer, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign (1) any and all amendments to this Form S-3 (including post-effective amendments) and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frederic Scheer Frederic Scheer	Chairman and Chief Executive Officer (Principal Executive Officer)	November 2, 2012

/s/ Michael Okada Michael Okada	Vice President, Chief Accounting Officer and Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 2, 2012

/s/ Jacques Vincent Jacques Vincent	Director	November 2, 2012

/s/ Paul Pelosi Paul Pelosi	Director	November 2, 2012

/s/ Craig Robert Peus Craig Robert Peus	Director	November 2, 2012

/s/ Franklin L. Hunt Franklin L. Hunt	Director	November 2, 2012